

July 31, 2014

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

> **Re:** **Ryerson Holding Corporation**
> **Amendment No. 21 to**
> **Registration Statement on Form S-1**
> **Filed July 24, 2014**
> **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our prior comment letter to you dated July 18, 2014 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition, page 40

Contractual Obligations, page 53

1. We note your response to our prior comment 1 and the changes made to page 53 of the registration statement in response to our prior comment. However, we are unable to determine where you have reflected the $25 million drawdown on the Credit Facility that will be made to fund the termination payment to Platinum in your pro forma table of contractual obligations. Please advise or revise as appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your response to our prior comment 2, and reissue the comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

You may contact Effie Simpson (202) 551-3346 or Linda Cvrkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Christopher Greer, Esq.